

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2023

Davin Kazama
Chief Executive Officer
Pono Capital Three, Inc.
643 Ilalo St. #102
Honolulu, Hawaii 96813

> **Re: Pono Capital Three, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed on November 20, 2023**
> **File No. 333-274502**

Dear Davin Kazama:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 6, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-4 filed on 11/20/2023

General

1.   We note your disclosures regarding the Forward Purchase Agreement and the FPA Funding Amount PIPE Subscription Agreements. Please revise to explain the purpose for entering into these agreements and the inter-relationship between them. Please address risk associated with arrangements. Please quantify the amount of the FPA Funding Amount PIPE.

Summary, page 29

2.   We note your disclosure regarding the Horizon Convertible Promissory Notes, the conversion of which would result in 1,362,962 Horizon Class B Common Shares being issued to holders of the Convertible Promissory Notes. Please revise your sensitivity analysis on page 29 to reflect this source of dilution.

Please contact Jeff Gordon at 202-551-3866 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Peter Strand